UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces First Quarter 2020 Results

Mexico City, April 29, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2020.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes remained flat, as a slight contraction in Mexico and volume declines in Brazil and Uruguay were offset by volume growth in Argentina, Central America, and Colombia.
•

Total revenues decreased 1.9%, while comparable revenues grew 3.6%. Our pricing initiatives were offset mainly by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos.

•

Operating income remained flat, while comparable operating income increased 6.3%. Declining raw material costs, coupled with operating expenses efficiencies and tax reclaims in Brazil, were offset mainly by higher concentrate costs, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•

Majority net income decreased 1.5%, driven mainly by a one-time expense due to the prepayment of our 2023 U.S. dollar denominated bond, related to our successful debt refinancing initiatives completed during the quarter.

•	Earnings per share[1] were Ps. 0.15 (Earnings per unit were Ps. 1.21 and per ADS were Ps. 12.15.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q20	1Q20	1Q20	1Q20
As Reported	Consolidated	(1.9%)	(0.9%)	0.3%	(1.5%)
	Mexico & Central America	2.8%	5.7%	11.7%
	South America	(7.5%)	(9.3%)	(13.0%)

Comparable	Consolidated	3.6%	4.4%	6.3%
	Mexico & Central America	2.0%	4.9%	10.7%
	South America	5.8%	3.8%	0.3%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“During the first quarter, we successfully navigated currency headwinds and the initial effects of the COVID-19 pandemic to deliver positive results. Excluding currency translation effects, our comparable revenues grew 3.6%, while our comparable operating income grew 6.3%, reflecting our positive underlying operating performance and our ability to drive cost and expense efficiencies. Importantly, recognizing the rapidly changing environment, we developed a comprehensive framework focused on deploying actions to ensure the continuity of our business, putting the safety and wellbeing of our employees as a paramount priority. Accordingly, we are listening and reacting to the needs of our customers, consumers, and the communities we serve. Following our conservative profile, we took measures to further strenghten our balance sheet, succesfully refinancing debt and taking on short-term credits to strengthen our cash position, all while implementing additional control measures on our costs, expenses, and CAPEX.

I am proud of the level of collaboration and resilience that we demonstrate as an organization. Coca-Cola FEMSA has faced crises before, and has been able to adapt and capitalize on dynamic environments. I am confident that the pressures we face will be temporary and that the measures we are taking will position us for success in the long-term.”

___________________

(1)              Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

COVID-19 Outbreak

•

During the first quarter of 2020, the Company developed a comprehensive management framework designed to guide its mitigation actions across five key areas: collaborators, clients, consumers, community, and cash flow.

o

Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Examples of the Company’s additional measures include implementing reinforced health, sanitation, and hygiene protocols across its facilities and providing additional protective equipment such as masks, gloves, and sanitizing gels.

o

Clients: The Company is helping its clients to remain open for business in a safe way. Among its initiatives, the Company is leveraging its digital capabilities such as multichannel order taking via B2B platforms, contact centers, and WhatsApp. In addition, the Company’s preventive measures include donating protective screens for its clients’ counters.

o

Consumers: Consumers are at the center of the Company’s DNA. Accordingly, its mitigation actions include leveraging its affordability portfolio across key markets and channels, as well as reinforcing its presence in digital and direct to home channels.

o

Communities: As a social response to the current situation, the Company is donating beverages to health centers, transporting health supplies, contributing to the construction of alternative health centers, and acquiring medical equipment, among other community relief initiatives.

o

Cash Flow: Coca-Cola FEMSA´s liquidity position is robust and has a strong balance sheet, nonetheless, consistent with its financial discipline, the Company is implementing measures to further strengthen its balance sheet and protect its cash flow by prioritizing or deferring CAPEX investments and rationalizing expenses.

•	The Company is confident that it has the resilient profile, solid cash position, balance sheet, and operational prowess to navigate this challenging environment.

Other Recent Developments

•

As was previously disclosed, in January 2020, Coca-Cola FEMSA issued US$1.25 billion aggregate principal amount of senior notes due 2030. The net proceeds from the sale of the 2030 notes were used to repurchase and redeem its 3.875% senior notes due 2023 and for general corporate purposes.  This resulted in the one-time expense due to the prepayment of our U.S. dollar denominated bond due 2023 and related to our successful debt refinancing initiatives completed during the quarter. In addition, in February 2020, the Company announced the successful placement of two tranches of Mexican Peso-denominated bonds or certificados bursátiles in the Mexican market for an aggregate amount of Ps. 3,000 million for 8 years and for an aggregate amount of Ps. 1,727 million for 5.5 years.

•

In addition to the previously mentioned transactions, the Company incurred in short-term financing for Ps. 11,143 million as a preventive measure to reinforce its cash position. As of 31 March 2020, the Company had a cash position of more than Ps. 39 billion.

•

Similar to what it was reported for the third quarter of 2019, following a favorable decision from Brazilian authorities on a separate matter, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its first-quarter 2020 results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil, including our conservative approach to not credit IPI related to concentrate purchases in Brazil, in the operating income is Ps. 78 million for the period.

•

In an effort to provide readers with a more useful representation of the Company's underlying financial and operating performance, as of the first quarter 2020, the Company adjusted its methodology to calculate comparable figures, no longer excluding hyperinflationary operations. Due to this change, the term “comparable” means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 2 of 14

•

On March 17, 2020, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2019, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2019, and the appointment or reelection of the members of the Board of Directors and the Planning and Finance, Audit, and Corporate Practices Committees for 2020. Shareholders approved the payment of a cash dividend of Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit) to be paid in two installments as of May 5, 2020, and November 3, 2020. This dividend payment represents a 37% increase compared to the previous year’s dividend.

•

Coca-Cola FEMSA released its 2019 integrated report entitled, “One vision, One platform, One future,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 3 of 14

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	45,348	46,248	(1.9%)	3.6%
Gross profit	20,714	20,892	(0.9%)	4.4%
Operating income	5,729	5,714	0.3%	6.3%
Operating cash flow (2)	9,086	8,541	6.4%	12.2%

Volume decreased 0.3% to 793.5 million unit cases, driven mainly by volume declines in Brazil and Uruguay and a slight volume contraction in Mexico, partially offset by volume growth in Argentina, Central America, and Colombia.

Total revenues decreased 1.9% to Ps. 45,348 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our decline in revenues was driven mainly by the negative translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, an effect that was partially offset by price initiatives in key markets. On a comparable basis, total revenues increased 3.6%.

Gross profit decreased 0.9% to Ps. 20,714 million, and gross margin increased 50 basis points to 45.7%. Our gross margin expansion was driven mainly by lower PET costs and a favorable raw material hedging position. These effects were partially offset by higher concentrate costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 4.4%.

Operating income remained flat at Ps. 5,729 million, and operating margin increased 20 basis points to 12.6%. This result was driven mainly by operating expense efficiencies and tax reclaims in Brazil. On a comparable basis, operating income increased 6.3%.

__________________

(1)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 2,196 million, compared to an expense of Ps. 1,593 million in the same period of 2019. This increase was driven mainly by a one-time interest expense due to the prepayment of our U.S. dollar denominated bond due 2023 related to our successful debt refinancing initiatives performed during the quarter. In particular, we tender offer and make whole a total of US$900 million of a Yankee bond maturing in 2023. This effect was partially offset by a foreign exchange gain, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso. In addition, we recognized a larger gain in monetary position in inflationary subsidiaries.

Income tax as a percentage of income before taxes was 30.6% as compared to 32.7% during the same period of the previous year. This decrease was driven mainly by the increase in the relative weight of Mexico’s profits in our consolidated results, which has a lower tax rate, partially offset by an increase generated by the valuation of certain financial instruments related to our hedging strategies.

Net income attributable to equity holders of the company was Ps. 2,552 million as compared to Ps. 2,590 million during the same period of the previous year. This decline was driven mainly by a one-time expense of Ps. 1,475 million impacting our interest expense, due to the prepayment of our U.S. dollar denominated bond due 2023. This prepayment is related to our successful debt refinancing initiatives completed during the quarter. Earnings per share1 were Ps. 0.15 (Earnings per unit were Ps. 1.21 and per ADS were Ps. 12.15.).

  __________________

(1)           Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	25,524	24,823	2.8%	2.0%
Gross profit	12,453	11,781	5.7%	4.9%
Operating income	3,435	3,076	11.7%	10.7%
Operating cash flow (2)	5,604	4,772	17.4%	16.4%

Volume remained flat, as a 0.6% decline in Mexico was offset by 1.4% volume growth in Central America. Volume growth in Central America was driven mainly by the positive performance of Guatemala.

Total revenues increased 2.8% to Ps. 25,524 million, driven mainly by pricing initiatives across the division and volume growth in Central America, partially offset by a volume decline in Mexico. On a comparable basis, total revenues increased 2.0%.

Gross profit increased 5.7% to Ps. 12,453 million, and gross profit margin expanded 130 basis points to 48.8%, driven mainly by our pricing initiatives, lower PET prices, and a favorable currency hedging position. These factors were partially offset by higher concentrate costs in Mexico. On a comparable basis, gross profit increased 4.9%.

Operating income increased 11.7% to Ps. 3,435 million in the first quarter of 2020, and operating income margin expanded 110 basis points to 13.5% during the period, driven mainly by operating expense efficiencies related to expenses incurred during the previous year related to our Fuel for Growth efficiency program. These factors were partially offset by an operating foreign exchange loss. On a comparable basis, operating income increased 10.7%.

___________________________________________________

(1)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2020	1Q 2019	Δ%	Δ%
Total revenues	19,824	21,425	(7.5%)	5.8%
Gross profit	8,261	9,111	(9.3%)	3.8%
Operating income	2,294	2,638	(13.0%)	0.3%
Operating cash flow (2)	3,483	3,768	(7.6%)	6.1%

Volume remained flat, as declines in Brazil and Uruguay were offset by volume growth in Colombia and Argentina.

Total revenues declined 7.5% to Ps. 19,824 million, driven mainly by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, pricing initiatives, and volume declines in Brazil and Uruguay. These factors were partially offset by volume growth in Colombia and Argentina. On a comparable basis, total revenues increased by 5.8%.

Gross profit decreased 9.3% to Ps. 8,261 million, and gross profit margin contracted 80 basis points to 41.7%. This decrease was driven mainly by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our temporary decision to suspend such tax credits, and the depreciation of the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by pricing initiatives and lower PET and sweetener prices. On a comparable basis, gross profit increased 3.8%.

Operating income decreased 13.0% to Ps. 2,294 million in the first quarter of 2020, resulting in a margin contraction of 70 basis points to 11.6%, driven mainly by higher labor and maintenance costs, coupled with an operating foreign exchange loss. These effects were partially offset by operating expense efficiencies in Colombia and tax reclaims in Brazil. On a comparable basis, operating income increased 0.3%.

_______________________________________________

(1)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 9 of 14

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,652.4		4,837.8		-3.8%	-3.8%
Volume (million unit cases)	793.5		796.1		-0.3%	-0.3%
Average price per unit case	51.88		52.57		-1.3%
Net revenues	44,958		46,021		-2.3%
Other operating revenues	390		227		72.1%
Total revenues (2)	45,348	100.0%	46,248	100.0%	-1.9%	3.6%
Cost of goods sold	24,634	54.3%	25,355	54.8%	-2.8%
Gross profit	20,714	45.7%	20,892	45.2%	-0.9%	4.4%
Operating expenses	14,536	32.1%	14,847	32.1%	-2.1%
Other operative expenses, net	317	0.7%	310	0.7%	2.2%
Operative equity method (gain) loss in associates(3)	133	0.3%	22	0.0%	514.4%
Operating income (5)	5,729	12.6%	5,714	12.4%	0.3%	6.3%
Other non operative expenses, net	(7)	0.0%	75	0.2%	NA
Non Operative equity method (gain) loss in associates (4)	(73)	-0.2%	(34)	-0.1%	-118.0%
Interest expense	3,070		1,735		77.0%
Interest income	288		249		15.6%
Interest expense, net	2,782		1,486		87.2%
Foreign exchange loss (gain)	(486)		112		NA
Loss (gain) on monetary position in inflationary subsidiaries	(98)		(5)		NA
Market value (gain) loss on financial instruments	(2)		(0)		NA
Comprehensive financing result	2,196		1,593		37.8%
Income before taxes	3,613		4,079		-11.4%
Income taxes	1,122		1,331		-15.7%
Result of discontinued operations	-		-		NA
Consolidated net income	2,491		2,749		-9.4%
Net income attributable to equity holders of the company	2,552	5.6%	2,590	5.6%	-1.5%
Non-controlling interest	(61)	-0.1%	158	0.3%	NA

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	5,729	12.6%	5,714	12.4%	0.3%
Depreciation	2,259		2,262		-0.1%
Amortization and other operative non-cash charges	1,099		564		94.7%
Operating cash flow (6)(7)	9,086	20.0%	8,541	18.5%	6.4%	12.2%
CAPEX	2,082		1,541		35.1%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,597.5		2,688.4		-3.4%	-3.4%
Volume (million unit cases)	476.4		478.0		-0.3%	-0.3%
Average price per unit case	53.55		51.86		3.3%
Net revenues	25,512		24,788
Other operating revenues	12		35
Total Revenues (2)	25,524	100.0%	24,823	100.0%	2.8%	2.0%
Cost of goods sold	13,071	51.2%	13,042	52.5%
Gross profit	12,453	48.8%	11,781	47.5%	5.7%	4.9%
Operating expenses	8,571	33.6%	8,556	34.5%
Other operative expenses, net	386	1.5%	112	0.5%
Operative equity method (gain) loss in associates (3)	61	0.2%	36	0.1%
Operating income (4)	3,435	13.5%	3,076	12.4%	11.7%	10.7%
Depreciation, amortization & other operating non-cash charges	2,169	8.5%	1,696	6.8%
Operating cash flow (4)(5)	5,604	22.0%	4,772	19.2%	17.4%	16.4%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,054.9		2,149.4		-4.4%	-4.4%
Volume (million unit cases)	317.1		318.1		-0.3%	-0.4%
Average price per unit case	49.38		53.65		-8.0%
Net revenues	19,446		21,233
Other operating revenues	378		192
Total Revenues (2)	19,824	100.0%	21,425	100.0%	-7.5%	5.8%
Cost of goods sold	11,563	58.3%	12,314	57.5%
Gross profit	8,261	41.7%	9,111	42.5%	-9.3%	3.8%
Operating expenses	5,964	30.1%	6,291	29.4%
Other operative expenses, net	(69)	-0.4%	197	0.9%
Operative equity method (gain) loss in associates (3)	72	0.4%	(15)	-0.1%
Operating income (4)	2,294	11.6%	2,638	12.3%	-13.0%	0.3%
Depreciation, amortization & other operating non-cash charges	1,189	6.0%	1,130	5.3%
Operating cash flow (4)(5)	3,483	17.6%	3,768	17.6%	-7.6%	6.1%

(1)           Except volume and average price per unit case figures.

(2)           Please refer to page 13 for revenue breakdown.

(3)           Includes equity method in Leao Alimentos and Verde Campo, among others.

(4)           The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)           Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)           Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 11 of 14

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-20	Dec-19	% Var.	Liabilities & Equity	Mar-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	13,597	11,485	18%
	39,433	20,491	92%	Suppliers	17,767	19,832	-10%
Total accounts receivable	10,949	15,476	-29%	Short-term leasing Liabilities	565	483	17%
Inventories	11,479	10,538	9%	Other current liabilities	28,766	19,210	50%
Other current assets	11,698	10,291	14%	Total current liabilities	60,695	51,010	19%
Total current assets	73,559	56,796	30%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	77,761	58,492	33%
Property, plant and equipment	114,117	109,170	5%	Long Term Leasing Liabilities.	1,015	900	13%
Accumulated depreciation	(50,997)	(47,982)	6%	Other long-term liabilities	14,336	17,752	-19%
Total property, plant and equipment, net	63,120	61,188	3%	Total liabilities	153,807	128,154	20%
Right of use assets	1,464	1,381	6%	Equity
Investment in shares	9,731	9,751	0%	Non-controlling interest	6,504	6,751	-4%
Intangible assets and other assets	111,979	112,050	0%	Total controlling interest	121,314	122,934	-1%
Other non-current assets	21,772	16,673	31%	Total equity	127,818	129,685	-1%
Total Assets	281,625	257,839	9%	Total Liabilities and Equity	281,625	257,839	9%

	March 31, 2020

Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	65.3%	29.4%	7.9%
U.S. Dollars	14.9%	0.0%	2.8%
Colombian Pesos	2.0%	16.3%	4.9%
Brazilian Reals	15.0%	0.6%	9.1%
Uruguayan Pesos	2.3%	0.0%	11.5%
Argentine Pesos	0.6%	7.1%	49.3%
Total Debt	100%	14.2%	7.6%
(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	45,619	49,784	-8.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.21	1.34
Operating cash flow/ Interest expense, net (1)	3.27	6.55
Capitalization (2)	44.4%	37.2%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 12 of 14

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2020					1Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	301.3	21.3	68.1	28.5	419.3	304.5	21.9	66.0	29.2	421.6	-0.6%
Central America	49.2	2.9	0.2	4.8	57.1	48.0	3.0	0.2	5.1	56.4	1.3%
Mexico and Central America	350.5	24.2	68.4	33.3	476.4	352.5	24.9	66.2	34.3	478.0	-0.3%
Colombia	50.2	6.4	5.1	3.8	65.4	45.7	6.3	4.7	3.6	60.4	8.4%
Brazil (3)	174.5	15.5	2.9	13.1	206.0	182.3	14.6	2.4	13.1	212.4	-3.0%
Argentina	27.4	3.8	1.4	2.7	35.2	27.4	3.8	1.0	2.5	34.7	1.5%
Uruguay	9.1	1.2	-	0.1	10.5	9.5	1.0	-	0.1	10.6	-1.2%
South America	261.1	26.9	9.4	19.7	317.1	264.9	25.7	8.1	19.4	318.1	-0.3%
TOTAL	611.7	51.1	77.7	53.1	793.5	617.4	50.6	74.3	53.7	796.1	-0.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2020					1Q 2019					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,775.0	158.6		214.0	2,147.7	1,827.4	144.3		251.4	2,223.1	-3.4%
Central America	375.4	22.1		51.0	449.9	388.4	17.9		58.9	465.3	-3.3%
Mexico and Central America	2,150.4	180.8		265.0	2,597.5	2,215.9	162.3		310.3	2,688.4	-3.4%
Colombia	348.3	79.7		37.1	465.1	333.5	84.8		39.5	457.8	1.6%
Brazil (3)	1,091.9	131.3		131.5	1,354.7	1,180.9	124.8		130.0	1,435.7	-5.6%
Argentina	142.1	22.1		18.4	182.6	160.0	22.6		18.3	200.9	-9.1%
Uruguay	46.2	5.2		1.2	52.6	50.1	4.2		0.7	55.0	-4.4%
South America	1,628.5	238.2		188.2	2,054.9	1,724.4	236.4		188.6	2,149.4	-4.4%
TOTAL	3,778.9	419.0		453.2	4,652.4	3,940.3	398.7		498.8	4,837.8	-3.8%

Revenues
Expressed in million Mexican Pesos	1Q 2020	1Q 2019	Δ %
Mexico	21,067	20,574	2.4%
Central America	4,457	4,248	4.9%
Mexico and Central America	25,524	24,823	2.8%
Colombia	3,174	3,189	-0.5%
Brazil (4)	13,968	15,512	-10.0%
Argentina	1,905	1,825	4.4%
Uruguay	777	899	-13.5%
South America	19,824	21,425	-7.5%
TOTAL	45,348	46,248	-1.9%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.3,786.1 million for the first quarter of 2020 and Ps.4,166.6 million for the same period of the previous year.

______________________________

(1)           Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)           Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 13 of 14

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q20
Mexico	4.17%	1.33%
Colombia	3.55%	1.51%
Brazil	3.97%	0.86%
Argentina	49.37%	7.59%
Costa Rica	1.96%	0.65%
Panama	0.00%	-0.02%
Guatemala	1.07%	-0.67%
Nicaragua	6.90%	1.02%
Uruguay	7.92%	3.34%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q20	1Q19	Δ %
Mexico	19.86	19.22	3.3%
Colombia	3,537.32	3,134.36	12.9%
Brazil	4.46	3.77	18.2%
Argentina	61.50	39.10	57.3%
Costa Rica	574.26	609.96	-5.9%
Panama	1.00	1.00	0.0%
Guatemala	7.68	7.72	-0.5%
Nicaragua	33.96	32.53	4.4%
Uruguay	39.58	32.83	20.5%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-20	Mar-19	Δ %	Dic-19	Dic-18	Δ %
Mexico	23.51	19.38	21.3%	18.85	19.68	-4.3%
Colombia	4,064.81	3,174.79	28.0%	3,277.14	3,249.75	0.8%
Brazil	5.20	3.90	33.4%	4.03	3.87	4.0%
Argentina	64.47	43.35	48.7%	59.89	37.70	58.9%
Costa Rica	587.37	602.36	-2.5%	576.49	611.75	-5.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.68	0.0%	7.70	7.74	-0.5%
Nicaragua	34.09	32.72	4.2%	33.84	32.33	4.7%
Uruguay	43.01	33.48	28.4%	37.31	32.39	15.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q20 Results April 29, 2020	Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 29, 2020